Exhibit 99.1

ADC Therapeutics Announces CEO Transition

Co-Founder Chris Martin transitions CEO role to industry veteran Ameet Mallik

Dr. Martin to serve on Board of Directors and as Chair of the Science and Technology Committee

Lausanne, Switzerland, May 9, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, announced that Chris Martin, DPhil, has stepped down as Chief Executive Officer. Dr. Martin will serve as a non-executive member of the Company’s Board of Directors and Chair of the Science and Technology Committee. He will also serve as an advisor to the Company for the next three months to ensure a seamless transition. ADC Therapeutics is pleased to announce that Ameet Mallik has been appointed as its new Chief Executive Officer. He will be based from ADC Therapeutics’ office in New Providence, New Jersey.

“Since co-founding ADC Therapeutics in 2011, I have had the privilege of taking our proprietary ADC technology from discovery to the bench to our first FDA approval of ZYNLONTA®,” said Dr. Martin. “The Company has grown from a private startup to a New York Stock Exchange-listed company with over 300 employees and a commercial product addressing an unmet need in diffuse large B-cell lymphoma patients. In addition, the Company’s pipeline includes Cami, which is progressing towards a BLA submission, five promising solid tumor programs in development and a strong ADC platform and R&D pipeline. The approval and successful launch of ZYNLONTA was a particular highlight for me. With the Company and its pipeline in such a strong position, I am very pleased to be passing the baton to Ameet Mallik, whose deep commercial oncology experience and proven leadership qualities will drive the Company through its next chapter of growth. I look forward to partnering with Ameet to ensure a smooth transition and continuing to be a steward of the Company serving on the Board.”

Ameet Mallik’s pharmaceutical career was highlighted by 16 years at Novartis, most recently as Executive Vice President and Head of U.S. Oncology. Prior to that, he held various leadership roles at Novartis Oncology including Head of Global Marketing, Value and Access and Head of Latin America and Canada. He also served as Global Head of Biopharmaceuticals and Oncology injectables at Sandoz, a division of the Novartis Group, and Head of Global Strategic Planning at Novartis Pharmaceuticals. Prior to Novartis, Mr. Mallik was an Associate Principal at McKinsey & Company. Most recently, Mr. Mallik served as CEO of Rafael Holdings, a biotech company focused on developing oncology and immune therapies. He serves on the Boards of Atara Biotherapeutics and Rafael Holdings. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

Mr. Mallik commented, “I am thrilled to join the ADC Therapeutics team and build on its solid foundation. I was drawn to the Company’s strong team and culture, its validated technology platform, a differentiated commercial product in ZYNLONTA, a portfolio of promising assets and an impressive research engine. It is truly remarkable what Dr. Martin and the ADC Therapeutics team have achieved in such a short period of time since the Company’s founding in 2011. It is a privilege to lead the Company through its next phase of growth, with the potential to create sustainable value for all of our stakeholders.”

“On behalf of the Board of Directors, I would like to sincerely thank Chris for his many contributions to ADC Therapeutics over the last 11 years. His two decades of experience as a pioneer in the ADC space have been instrumental in building the Company, and he will be invaluable in his continued role on the Board,” said Ron Squarer, Chairman of the Board of Directors of ADC Therapeutics. “I am delighted to welcome Ameet Mallik to the role of Chief Executive Officer. At this important juncture as the Company has transitioned to a fully-integrated research, development and commercial organization, I am confident that Mr. Mallik’s strong commercial background and strategic vision for the Company will lead ADC Therapeutics to bring leading-edge new therapies for patients suffering from cancer.”

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors
Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

USA Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com

+1 914-552-4625

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
+41 (0) 43 268 3231